UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

DIPLOMAT PHARMACY, INC.

(Name of Subject Company (Issuer))

DENALI MERGER SUB, INC.

(Offeror)

a direct wholly owned subsidiary of

UNITEDHEALTH GROUP INCORPORATED

(Ultimate Parent of Offeror)

(Name of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, No Par Value

(Title of Class of Securities)

25456K101

(CUSIP Number of Class of Securities)

Marianne D. Short

Executive Vice President and Chief Legal Officer

UnitedHealth Group Center

9900 Bren Road East

Minnetonka, Minnesota 55343

Telephone: (952) 936-1300

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with copies to:

Timothy R. Aragon

G. Allen Hicks

Hogan Lovells US LLP

1601 Wewatta Street, Suite 900

Denver, CO 80202

Telephone: (303) 899-7300

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$308,115,224	$39,994

*

Estimated solely for the purpose of calculating the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended. Calculated by adding (i) 76,000,791 shares of common stock of Diplomat Pharmacy, Inc. (“Diplomat”) (including 186,969 shares issued as Diplomat restricted stock awards), multiplied by $4.00, the per share tender offer price, and (ii) 1,028,015 shares of common stock of Diplomat subject to outstanding Diplomat restricted stock units (assuming performance levels were achieved at 100%), multiplied by $4.00, the per share tender offer price, in each case as of January 6, 2020. The calculation of the filing fee is based on information provided by Diplomat as of January 6, 2020.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001298 multiplied by the estimated transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $39,994	Filing Party: UnitedHealth Group Incorporated and Denali Merger Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: January 9, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 9, 2020 (together with any amendments or supplements thereto, the “Schedule TO”) by (i) Denali Merger Sub, Inc., a Michigan corporation (“Purchaser”) and a direct wholly owned subsidiary of UnitedHealth Group Incorporated, a Delaware corporation (“UnitedHealth Group”), and (ii) UnitedHealth Group. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares (the “Shares”) of common stock, no par value (the “Common Stock”), of Diplomat Pharmacy, Inc., a Michigan corporation (“Diplomat”), at a price of $4.00 per Share, net to the seller in cash (the “Offer Price”), without interest and subject to any required tax withholding, on the terms and subject to the conditions described in the Offer to Purchase, dated January 9, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), and the accompanying Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” and, together with the Offer to Purchase and other related materials, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment No. 3, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 3. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase. This Amendment No. 3 should be read together with the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to include the following:

“The Offer and withdrawal rights expired as scheduled at 12:01 a.m., New York City time, on Friday, February 7, 2020. The Depositary advised UnitedHealth Group and Purchaser that, as of the expiration time of the Offer, 61,203,549 Shares (not including 394,405 Shares tendered by notice of guaranteed delivery for which Shares have not yet been delivered) had been validly tendered and not properly withdrawn pursuant to the Offer, which represented approximately 80.53% of the total number of outstanding Shares. Accordingly, the number of Shares validly tendered into the Offer and not properly withdrawn satisfied the Minimum Tender Condition. All conditions to the Offer have been satisfied. No later than February 10, 2020, Purchaser will accept for payment, and following such acceptance will promptly pay for, all Shares validly tendered into and not properly withdrawn from the Offer.

Following the consummation of the Offer, pursuant to the terms and conditions of the Merger Agreement and in accordance with Section 703a(3) of the MBCA, UnitedHealth Group intends to merge Purchaser with and into Diplomat, with Diplomat surviving as a direct wholly owned subsidiary of UnitedHealth Group, without a vote of Diplomat shareholders. Each Share issued and outstanding immediately prior to the Effective Time, other than Shares that as of the Effective Time are (i) owned by UnitedHealth Group, Purchaser or any wholly owned subsidiary thereof or (ii) owned by Diplomat or held in Diplomat’s treasury, will be automatically converted into the right to receive the Offer Price in cash, without interest and subject to any required tax withholding.

Following the Merger, the Shares will be delisted and will cease trading on the NYSE and will be deregistered under the Exchange Act.”

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2020

UNITEDHEALTH GROUP INCORPORATED

By:	/s/ Dannette L. Smith
Name:	Dannette L. Smith
Title:	Secretary of the Board of Directors

DENALI MERGER SUB, INC.

By:	/s/ Karen E. Peterson
Name:	Karen E. Peterson
Title:	Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 9, 2020. *

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9). *

(a)(1)(C)	Form of Notice of Guaranteed Delivery. *

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(F)	Summary Advertisement published in The New York Times on January 9, 2020. *

(a)(5)(A)	Joint Press Release issued by Diplomat Pharmacy, Inc. and UnitedHealth Group Incorporated, dated December 9, 2019, announcing entry into the Agreement and Plan of Merger (incorporated herein by reference to Exhibit (a)(5)(A) to UnitedHealth Group Incorporated’s Schedule TO-C filed with the SEC on December 9, 2019).

(a)(5)(B)	Key Messages and Talking Points, dated December 9, 2019 (incorporated herein by reference to Exhibit (a)(5)(B) to UnitedHealth Group Incorporated’s Schedule TO-C filed with the SEC on December 9, 2019).

(a)(5)(C)	Frequently Asked Questions, dated December 9, 2019 (incorporated herein by reference to Exhibit (a)(5)(C) to UnitedHealth Group Incorporated’s Schedule TO-C filed with the SEC on December 9, 2019).

(a)(5)(D)	Message from Tom Mullin to All Diplomat Pharmacy, Inc. Employees, dated December 10, 2019 (incorporated herein by reference to Exhibit (a)(5)(D) to UnitedHealth Group Incorporated’s Schedule TO-C filed with the SEC on December 10, 2019).

(d)(1)	Agreement and Plan of Merger, dated as of December 9, 2019, by and among UnitedHealth Group Incorporated, Denali Merger Sub, Inc. and Diplomat Pharmacy, Inc. (incorporated herein by reference to Exhibit 2.1 to Diplomat Pharmacy, Inc.’s Current Report on Form 8-K filed with the SEC on December 9, 2019).

(d)(2)	Tender and Support Agreement, dated as of December 9, 2019, by and among UnitedHealth Group Incorporated, Denali Merger Sub, Inc. and Philip R. Hagerman and certain persons and entities affiliated with Philip R. Hagerman (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 9, 2019).

*Previously filed.